Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated February 14, 2011

Deutsche Bank

Release

NEW YORK	14 February 2011

Deutsche Bank Suspends New Issuance of PowerShares DB Agriculture Double Long Exchange Traded Notes

Deutsche Bank today announced that it will suspend, with immediate effect, any further issuance of the PowerShares DB Agriculture Double Long Exchange Traded Notes (Symbol: DAG) (the “Notes”). Daily repurchases at the option of holders of the Notes will not be affected by this suspension, but the product will not be offered to new investors. This suspension may cause fluctuations in the trading value of the Notes.

As disclosed in the pricing supplement relating to the Notes under the heading "Risk Factors - The market value of the securities may be influenced by many unpredictable factors", the market value of Notes may be influenced by, among other things, the levels of supply and demand for the Notes. It is possible that the suspension, as described above, may influence the market value of the Notes. Deutsche Bank believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the Notes, which may cause the Notes to trade at a premium or discount in relation to its indicative value. Therefore, any purchase of the Notes in the secondary market may be at a purchase price significantly different from their indicative value.

For further information, please call:

Deutsche Bank AG

Amanda Williams
Phone: +1(212) 250-1499
amanda.williams@db.com

Renee Calabro
Phone: +1 (212) 250-5525
renee.calabro@db.com

Investor Relations
Phone: +1 212 250 7125 (New York)
db.ir@db.com

Issued by press department of Deutsche Bank AG NY 60 Wall Street, New York, NY 10005 Phone: +1 (212) 250-7171	Internet: http://www.db.com http://www.db.com/press E-Mail: press-media-relations.americas@db.com

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About Deutsche Bank

Deutsche Bank is a leading global investment bank with a strong private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With more than 100,000 employees in 74 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.

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